UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

51job, Inc.

(Name of Issuer)

Common Shares, par value U.S. $0.0001 per share,

including American Depositary Shares representing Common Shares

(Title of Class of Securities)

316827104

(CUSIP Number)

Recruit Holdings Co., Ltd.

GranTokyo SOUTH TOWER

1-9-2 Marunouchi, Chiyoda-ku

Tokyo 100-6640 Japan

Telephone: 81-3-6835-9671

Facsimile: 81-3-6834-8954

Attention: Atsuhiro Yamane

With a copy to:

Morgan, Lewis and Bockius LLP

101 Park Avenue

New York, New York 10178

Telephone: (212) 309-6000

Facsimile: (212) 309-6001

Attention: Bradley K. Edmister

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316827104

1.	Names of Reporting Persons. Recruit Holdings Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 23,443,981 common shares
8. Shared Voting Power 0
9. Sole Dispositive Power 23,443,981 common shares
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 23,443,981 common shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.	Percent of Class Represented by Amount in Row (11) 39.0%(1)
14	Type of Reporting Person CO

(1)        Based upon 60,107,784 shares outstanding as of February 28, 2017, according to the Company’s report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2017

This Amendment No. 9 amends the Schedule 13D filed with the Securities and Exchange Commission on April 21, 2006, as amended. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background

Schedule 1 referenced in Item 2 is hereby amended and restated as Schedule 1 attached hereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

On July 28, 2017, pursuant to the SPA (as defined in Item 4 below), dated as of July 28, 2017, by and between the Reporting Person and Kazumasa Watanabe (“Mr. Watanabe”), the Reporting Person purchased 58,750 common shares, represented by 29,375 American Depositary Shares (“ADSs”), of the Company from Mr. Watanabe for a total consideration of USD 2,824,700.

The purchase price for the shares was funded by the Reporting Person from working capital and general corporate funds.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On July 28, 2017, Mr. Watanabe, a director and executive officer of the Reporting Person and former director of the Company, exercised options to receive 58,750 common shares represented by ADSs of the Company. The options had been granted to Mr. Watanabe by the Company pursuant to the Company’s 2009 Stock Plan during the period in which he served as a director of the Company. Mr. Watanabe served as a director of the Company following his nomination by the Reporting Person pursuant to Section 7 of the stock purchase agreement entered into on April 5, 2006. On July 28, 2017, Mr. Watanabe entered into a Stock Purchase Agreement (the “SPA”) with the Reporting Person pursuant to which the Reporting Person purchased such 58,750 common shares represented by ADSs of the Company from Mr. Watanabe for a total consideration of USD 2,824,700. The Reporting Person may from time to time seek to purchase common shares of the Company, or options to receive common shares of the Company, that its representatives on the Company’s board or its other directors, officers, employees or representatives may acquire from time to time through incentive or benefit plans of the Company or otherwise.

Item 5.	Interest in Securities of the Issuer

Sub-items (a), (b) and (c) of Item 5 are hereby amended and restated as follows:

(a)	Pursuant to the SPA, the Reporting Person has acquired 58,750 common shares of the Company, and currently owns an aggregate of 23,443,981 common shares of the Company (including shares represented by ADSs, 60,000 common shares acquired pursuant to the stock purchase agreement entered into on April 5, 2012, 23,315,231 common shares acquired pursuant to the stock purchase agreement entered into on April 5, 2006 and 10,000 common shares owned prior to execution of the 2006 stock purchase agreement), which represents approximately 39.0% of the total common shares of the Company issued and outstanding as of February 28, 2017.

(b)	The Reporting Person possesses sole power to vote and to dispose of 23,443,981 common shares of the Company.

(c)	None, other than the execution and performance of the stock purchase agreement described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits

No.	Exhibit	Location
99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand (previously filed)

99.5	Stock Purchase Agreement, dated July 28, 2017, by and between the Reporting Person and Mr. Watanabe

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2017

Recruit Holdings Co., Ltd.

By:	/s/ Shogo Ikeuchi
Name:	Shogo Ikeuchi
Title:	Board Director and Senior Corporate Executive Officer

Schedule 1

The following table sets forth the name and present principal occupation or employment for each executive officer and director of Recruit Holdings Co., Ltd. The business address of each such executive officer and director is c/o Recruit Holdings Co., Ltd., GranTokyo SOUTH TOWER, 1-9-2 Marunouchi, Chiyoda-ku, Tokyo 100-6640, Japan. Each of the executive officers and directors of Recruit Holdings Co., Ltd. listed below is a citizen of Japan.

Recruit Holdings Co., Ltd.

Name	Present Principal Occupation or Employment

Board of Directors

Masumi Minegishi	President and Representative Director

Shogo Ikeuchi	Board Director

Keiichi Sagawa	Board Director

Shigeo Ohyagi	External Board Director

Yasushi Shingai	External Board Director

Yukiko Nagashima	Standing Statutory Auditor

Akihito Fujiwara	Standing Statutory Auditor

Hiroki Inoue	Statutory Auditor

Yasuaki Nishiura	Statutory Auditor

Executive Officers

Masumi Minegishi	CEO

Shogo Ikeuchi	Senior Managing Corporate Executive Officer

Keiichi Sagawa	Senior Managing Corporate Executive Officer

Hisayuki Idekoba	Managing Corporate Executive Officer

Yoshihiro Kitamura	Senior Corporate Executive Officer

Hitoshi Motohara	Senior Corporate Executive Officer

Hideaki Kitou	Corporate Executive Officer

Ken Asano	Corporate Executive Officer

Toshio Oka	Corporate Executive Officer

Hiroaki Ogata	Corporate Executive Officer

Akihito Okamoto	Corporate Executive Officer

Mio Kashiwamura	Corporate Executive Officer

Takashi Kuzuhara	Corporate Executive Officer

Daizo Kobayashi	Corporate Executive Officer

Iwaaki Taniguchi	Corporate Executive Officer

Suguru Tomizuka	Corporate Executive Officer

Takahiro Noguchi	Corporate Executive Officer

Mark Schultz	Corporate Executive Officer

Masaki Yanagawa	Corporate Executive Officer

Fumihiro Yamaguchi	Corporate Executive Officer

Kazumasa Watanabe	Corporate Executive Officer

Professional Officers

Junichi Arai	Corporate Professional Officer

EXHIBIT INDEX

Exhibit No.	Description of Document
Exhibit 99.1	Stock Purchase Agreement, dated April 5, 2006, by and among the Reporting Person and Sellers (previously filed)

Exhibit 99.2	Assignment Agreement, dated April 18, 2006, among the Reporting Person and Sellers (previously filed)

Exhibit 99.3	Stock Purchase Agreement, dated March 13, 2012, by and between the Reporting Person and Mr. Honda (previously filed)

Exhibit 99.4	Lock-Up Letter Agreement, dated April 3, 2014, by and between the Reporting Person, Mr. Watanabe and the other directors and executive officers of the Company, on the one hand, and Credit Suisse and J. P. Morgan, on the other hand (previously filed)

Exhibit 99.5	Stock Purchase Agreement, dated July 28, 2017, by and between the Reporting Person and Mr. Watanabe